SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

American Dairy, Inc
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

025334103
(CUSIP Number)

April 3, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

CUSIP No. 025334103	13G	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON: RFT Investment Company, LLC
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION: State of Georgia, United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER:	559,835
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	559,835
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,427,583*
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.7%*
12	TYPE OF REPORTING PERSON:		OO

*

Includes (i) 559,835 shares deemed beneficially owned directly by this Reporting Person, representing 3.2% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to the Reporting Person upon conversion of the Issuer’s 7.75% Convertible Notes due 2009 (the “2009 Notes”) and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by the Reporting Person, plus (c) all shares subject to issuance to the Reporting Person upon exercise of Warrants to purchase Common Stock (the “Warrants”) of the Issuer owned by the Reporting Person, and (ii) 867,748 shares deemed beneficially owned by others that may be deemed members, together with this Reporting Person, of a “group,” as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. If this Reporting Person and such other persons are deemed to be a group, the Reporting Person may be deemed to be the beneficial owner of all shares owned or deemed beneficially owned by each person who may be deemed a member of the group, the aggregate (1,427,583) of which shares would represent 7.7% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to all such persons upon conversion of the Issuer’s 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by all such persons, plus (c) all shares subject to issuance upon exercise of Warrants of the Issuer owned by all such persons.

CUSIP No. 025334103	13G	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON: St. James Capital, L.L.C.
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION: State of Georgia, United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER:	111,968
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	111,968
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,427,583*
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.7%*
12	TYPE OF REPORTING PERSON:		OO

*

Includes (i) 111,968 shares deemed beneficially owned directly by this Reporting Person, representing 0.6% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to the Reporting Person upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by the Reporting Person, plus (c) all shares subject to issuance to the Reporting Person upon exercise of Warrants of the Issuer owned by the Reporting Person, and (ii) 1,315,615 shares deemed beneficially owned by others that may be deemed members, together with this Reporting Person, of a “group,” as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. If this Reporting Person and such other persons are deemed to be a group, the Reporting Person may be deemed to be the beneficial owner of all shares owned or deemed beneficially owned by each person who may be deemed a member of the group, the aggregate (1,427,583) of which shares would represent 7.7% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to all such persons upon conversion of the Issuer’s 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by all such persons, plus (c) all shares subject to issuance upon exercise of Warrants of the Issuer owned by all such persons.

CUSIP No. 025334103	13G	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON: R. Randall Rollins
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER:	111,968
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	111,968
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,427,583*
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.7%*
12	TYPE OF REPORTING PERSON:		IN

*

Includes (i) 111,968 shares deemed beneficially owned directly by this Reporting Person, representing 0.6% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to the Reporting Person upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by the Reporting Person, plus (c) all shares subject to issuance to the Reporting Person upon exercise of Warrants of the Issuer owned by the Reporting Person, and (ii) 1,315,615 shares deemed beneficially owned by others that may be deemed members, together with this Reporting Person, of a “group,” as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. If this Reporting Person and such other persons are deemed to be a group, the Reporting Person may be deemed to be the beneficial owner of all shares owned or deemed beneficially owned by each person who may be deemed a member of the group, the aggregate (1,427,583) of which shares would represent 7.7% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to all such persons upon conversion of the Issuer’s 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by all such persons, plus (c) all shares subject to issuance upon exercise of Warrants of the Issuer owned by all such persons.

CUSIP No. 025334103	13G	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON: RCTLOR, LLC
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION: State of Georgia, United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER:	106,369
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	106,369
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,427,583*
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.7%*
12	TYPE OF REPORTING PERSON:		OO

*

Includes (i) 106,369 shares deemed beneficially owned directly by this Reporting Person, representing 0.6% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to the Reporting Person upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by the Reporting Person, plus (c) all shares subject to issuance to the Reporting Person upon exercise of Warrants of the Issuer owned by the Reporting Person, and (ii) 1,321,214 shares deemed beneficially owned by others that may be deemed members, together with this Reporting Person, of a “group,” as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. If this Reporting Person and such other persons are deemed to be a group, the Reporting Person may be deemed to be the beneficial owner of all shares owned or deemed beneficially owned by each person who may be deemed a member of the group, the aggregate (1,427,583) of which shares would represent 7.7% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to all such persons upon conversion of the Issuer’s 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by all such persons, plus (c) all shares subject to issuance upon exercise of Warrants of the Issuer owned by all such persons.

CUSIP No. 025334103	13G	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON: Grace R. Rollins
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER:	53,185
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	53,185
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,427,583*
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.7%*
12	TYPE OF REPORTING PERSON:		IN

*

Includes (i) 53,185 shares deemed beneficially owned directly by this Reporting Person, representing 0.3% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to the Reporting Person upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by the Reporting Person, plus (c) all shares subject to issuance to the Reporting Person upon exercise of Warrants of the Issuer owned by the Reporting Person, and (ii) 1,374,398 shares deemed beneficially owned by others that may be deemed members, together with this Reporting Person, of a “group,” as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. If this Reporting Person and such other persons are deemed to be a group, the Reporting Person may be deemed to be the beneficial owner of all shares owned or deemed beneficially owned by each person who may be deemed a member of the group, the aggregate (1,427,583) of which shares would represent 7.7% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to the all such persons upon conversion of the Issuer’s 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by all such persons, plus (c) all shares subject to issuance upon exercise of Warrants of the Issuer owned by all such persons.

CUSIP No. 025334103	13G	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON: RRR December Partnership, L.P.
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION: State of Georgia, United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER:	10,636
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	10,636
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,427,583*
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.7%*
12	TYPE OF REPORTING PERSON:		PN

*

Includes (i) 10,636 shares deemed beneficially owned directly by this Reporting Person, representing 0.1% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to the Reporting Person upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by the Reporting Person, plus (c) all shares subject to issuance to the Reporting Person upon exercise of Warrants of the Issuer owned by the Reporting Person, and (ii) 1,416,947 shares deemed beneficially owned by others that may be deemed members, together with this Reporting Person, of a “group,” as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. If this Reporting Person and such other persons are deemed to be a group, the Reporting Person may be deemed to be the beneficial owner of all shares owned or deemed beneficially owned by each person who may be deemed a member of the group, the aggregate (1,427,583) of which shares would represent 7.7% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to all such persons upon conversion of the Issuer’s 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by all such persons, plus (c) all shares subject to issuance upon exercise of Warrants of the Issuer owned by all such persons.

CUSIP No. 025334103	13G	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON: GWR December Partnership, L.P.
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION: State of Georgia, United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER:	10,636
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	10,636
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,427,583*
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.7%*
12	TYPE OF REPORTING PERSON:		PN

*

Includes (i) 10,636 shares deemed beneficially owned directly by this Reporting Person, representing 0.1% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to the Reporting Person upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by the Reporting Person, plus (c) all shares subject to issuance to the Reporting Person upon exercise of Warrants of the Issuer owned by the Reporting Person, and (ii) 1,416,947 shares deemed beneficially owned by others that may be deemed members, together with this Reporting Person, of a “group,” as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. If this Reporting Person and such other persons are deemed to be a group, the Reporting Person may be deemed to be the beneficial owner of all shares owned or deemed beneficially owned by each person who may be deemed a member of the group, the aggregate (1,427,583) of which shares would represent 7.7% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to all such persons upon conversion of the Issuer’s 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by all such persons, plus (c) all shares subject to issuance upon exercise of Warrants of the Issuer owned by all such persons.

CUSIP No. 025334103	13G	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON: GIA Partners, L.P.
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION: State of Georgia, United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER:	10,636
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	10,636
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,427,583*
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.7%*
12	TYPE OF REPORTING PERSON:		PN

*

Includes (i) 10,636 shares deemed beneficially owned directly by this Reporting Person, representing 0.1% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to the Reporting Person upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by the Reporting Person, plus (c) all shares subject to issuance to the Reporting Person upon exercise of Warrants of the Issuer owned by the Reporting Person, and (ii) 1,416,947 shares deemed beneficially owned by others that may be deemed members, together with this Reporting Person, of a “group,” as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. If this Reporting Person and such other persons are deemed to be a group, the Reporting Person may be deemed to be the beneficial owner of all shares owned or deemed beneficially owned by each person who may be deemed a member of the group, the aggregate (1,427,583) of which shares would represent 7.7% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to all such persons upon conversion of the Issuer’s 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by all such persons, plus (c) all shares subject to issuance upon exercise of Warrants of the Issuer owned by all such persons.

CUSIP No. 025334103	13G	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON: RADIC, L.L.C.
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION: State of Georgia, United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER:	111,968
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	111,968
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,427,583*
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.7%*
12	TYPE OF REPORTING PERSON:		OO

*

Includes (i) 111,968 shares deemed beneficially owned directly by this Reporting Person, representing 0.6% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to the Reporting Person upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by the Reporting Person, plus (c) all shares subject to issuance to the Reporting Person upon exercise of Warrants of the Issuer owned by the Reporting Person, and (ii) 1,315,615 shares deemed beneficially owned by others that may be deemed members, together with this Reporting Person, of a “group,” as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. If this Reporting Person and such other persons are deemed to be a group, the Reporting Person may be deemed to be the beneficial owner of all shares owned or deemed beneficially owned by each person who may be deemed a member of the group, the aggregate (1,427,583) of which shares would represent 7.7% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to all such persons upon conversion of the Issuer’s 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by all such persons, plus (c) all shares subject to issuance upon exercise of Warrants of the Issuer owned by all such persons.

CUSIP No. 025334103	13G	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON: Rollins Investment Fund
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION: State of Georgia, United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER:	180,828
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	180,828
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,427,583*
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.7%*
12	TYPE OF REPORTING PERSON:		PN

*

Includes (i) 180,828 shares deemed beneficially owned directly by this Reporting Person, representing 1.0% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to the Reporting Person upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by the Reporting Person, plus (c) all shares subject to issuance to the Reporting Person upon exercise of Warrants of the Issuer owned by the Reporting Person, and (ii) 1,246,755 shares deemed beneficially owned by others that may be deemed members, together with this Reporting Person, of a “group,” as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. If this Reporting Person and such other persons are deemed to be a group, the Reporting Person may be deemed to be the beneficial owner of all shares owned or deemed beneficially owned by each person who may be deemed a member of the group, the aggregate (1,427,583) of which shares would represent 7.7% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to all such persons upon conversion of the Issuer’s 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by all such persons, plus (c) all shares subject to issuance upon exercise of Warrants of the Issuer owned by all such persons.

CUSIP No. 025334103	13G	Page 12 of 18 Pages

1	NAME OF REPORTING PERSON: The O. Wayne Rollins Foundation
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION: State of Georgia, United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER:	159,554
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	159,554
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,427,583*
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.7%*
12	TYPE OF REPORTING PERSON:		OO

*

Includes (i) 159,554 shares deemed beneficially owned directly by this Reporting Person, representing 0.9% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to the Reporting Person upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by the Reporting Person, plus (c) all shares subject to issuance to the Reporting Person upon exercise of Warrants of the Issuer owned by the Reporting Person, and (ii) 1,268,029 shares deemed beneficially owned by others that may be deemed members, together with this Reporting Person, of a “group,” as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. If this Reporting Person and such other persons are deemed to be a group, the Reporting Person may be deemed to be the beneficial owner of all shares owned or deemed beneficially owned by each person who may be deemed a member of the group, the aggregate (1,427,583) of which shares would represent 7.7% of (a) the shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009, plus (b) all shares subject to issuance to all such persons upon conversion of the Issuer’s 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by all such persons, plus (c) all shares subject to issuance upon exercise of Warrants of the Issuer owned by all such persons.

CUSIP No. 025334103	13G	Page 13 of 18 Pages

Item 1.	(a)	Name of Issuer: American Dairy, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: C-16 Shin Chen International Building No. 10 Jiu-shen Road Zho Yan Chu, Beijing The People’s Republic of China

Item 2.	(a)	Name of Person Filing:

This Schedule 13G (the “Report”) is filed with respect to the shares of common stock, $.001 par value (the “Common Stock”), of American Dairy, Inc. (the “Issuer”) beneficially owned by the following (each a “Reporting Person” and collectively, the “Reporting Persons”):

RFT Investment Company, LLC
St. James Capital, L.L.C.
R. Randall Rollins
RCTLOR, LLC
Grace R. Rollins
RRR December Partnership, L.P.
GWR December Partnership, L.P.
GIA Partners, L.P.
RADIC, L.L.C.
Rollins Investment Fund
The O. Wayne Rollins Foundation

This Report is being filed solely because Reporting Persons may be deemed a “group” under Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”). Each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons.

(b)	Address of Principal Business Office or, if None, Residence:
The principal business office address of each Reporting Person is 2801 Buford Highway, Suite 420, Atlanta, Georgia 30329.
(c)	Citizenship:
State of Georgia, United States of America for all Reporting Persons.
(d)	Common Stock, $.001 par value per share
CUSIP Number:
(e)	025334103

CUSIP No. 025334103	13G	Page 14 of 18 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
The following table sets forth the separate beneficial ownership of the Reporting Persons as of May 31, 2009. Each Reporting Person has sole voting power and sole dispositive power over the shares such Reporting Person beneficially owns.

Name	Number of Shares(1)		Percent of Class(2)
RFT Investment Company, LLC	559,835	(3)	3.2%
St. James Capital, L.L.C.	111,968	(4)	0.6%
R. Randall Rollins	111,968	(5)	0.6%
RCTLOR, LLC	106,369	(6)	0.6%
Grace C. Rollins	53,185	(7)	0.3%
RRR December Partnership, L.P.	10,636	(8)	0.1%
GWR December Partnership, L.P.	10,636	(9)	0.1%

CUSIP No. 025334103	13G	Page 15 of 18 Pages

GIA Partners, L.P.	10,636	(10)	0.1%
RADIC, L.L.C.	111,968	(11)	0.6%
Rollins Investment Fund	180,828	(12)	1.0%
The O. Wayne Rollins Foundation	159,554	(13)	0.9%
All Reporting Persons as a Group	1,427,583	(14)	7.7%

(1)

Includes Common Stock issuable upon (a) conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 and (b) exercise of the Warrants to purchase Common Stock owned by the Reporting Person, all of which are presently exercisable in full. Excludes an aggregate of up to 778,389 shares of Common Stock that will be subject to issuance upon conversion of the Issuer’s 1% Guaranteed Senior Secured Convertible Notes due 2012 (the “2012 Notes”) owned by the Reporting Persons, which 2012 Notes are presently not convertible into shares of Common Stock. The holders of the 2012 Notes elected to exercise an early repurchase option with respect to the 2012 Notes. The remaining unpaid repurchase balance of the 2012 Notes will become convertible in full into shares of Common Stock at the option of the holder in the event the Issuer fails to make the remaining required repurchase payments of the 2012 Notes that are due on July 15, 2009 and October 15, 2009, respectively.

(2)

Percent of Class assumes the issuance of all Common Stock issuable upon (a) conversion of all 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 and (b) exercise of all Warrants, in each case owned by the named Reporting Person but by no other Reporting Person (except that the calculation of ownership by all Reporting Persons as a group assumes such conversion and exercise by all Reporting Persons). Column does not add due to rounding.

(3)

Includes 59,495 outstanding shares of Common Stock, 431,374 shares of Common Stock issuable upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 and 68,966 shares of Common Stock issuable upon the exercise of the Warrants.

(4)

Includes 11,899 outstanding shares of Common Stock, 86,275 shares of Common Stock issuable upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 and 13,794 shares of Common Stock issuable upon the exercise of the Warrants.

(5)

Includes 11,899 outstanding shares of Common Stock, 86,275 shares of Common Stock issuable upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 and 13,794 shares of Common Stock issuable upon the exercise of the Warrants.

(6)

Includes 11,304 outstanding shares of Common Stock, 81,961 shares of Common Stock issuable upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 and 13,104 shares of Common Stock issuable upon the exercise of the Warrants.

(7)

Includes 5,652 outstanding shares of Common Stock, 40,981 shares of Common Stock issuable upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 and 6,552 shares of Common Stock issuable upon the exercise of the Warrants.

(8)

Includes 1,130 outstanding shares of Common Stock, 8,196 shares of Common Stock issuable upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 and 1,310 shares of Common Stock issuable upon the exercise of the Warrants.

CUSIP No. 025334103	13G	Page 16 of 18 Pages

(9)

Includes 1,130 outstanding shares of Common Stock, 8,196 shares of Common Stock issuable upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 and 1,310 shares of Common Stock issuable upon the exercise of the Warrants.

(10)

Includes 1,130 outstanding shares of Common Stock, 8,196 shares of Common Stock issuable upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 and 1,310 shares of Common Stock issuable upon the exercise of the Warrants.

(11)

Includes 11,899 outstanding shares of Common Stock, 86,275 shares of Common Stock issuable upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 and 13,794 shares of Common Stock issuable upon the exercise of the Warrants.

(12)

Includes 19,217 outstanding shares of Common Stock, 139,334 shares of Common Stock issuable upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 and 22,277 shares of Common Stock issuable upon the exercise of the Warrants.

(13)

Includes 16,956 outstanding shares of Common Stock, 122,943 shares of Common Stock issuable upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 and 19,655 shares of Common Stock issuable upon the exercise of the Warrants.

(14)	Includes 151,711 outstanding shares of Common Stock, 1,100,006 shares of Common Stock issuable upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 and 175,866 shares of Common Stock issuable upon the exercise of the Warrants.

Each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons. However, the Reporting Persons may be deemed a “group” within the meaning of Rule 13d-5(b)(1) under the Exchange Act, as a result of which each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all the shares beneficially owned by each Reporting Person. Giving effect to the shares which the Reporting Persons believe are currently beneficially owned by all Reporting Persons, the Reporting Persons may be deemed the beneficial owners of an aggregate of 1,427,583 shares of Common Stock (including 1,100,006 shares issuable upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by the Reporting Persons and 175,866 shares issuable upon exercise of the Warrants owned by the Reporting Persons), or 7.7% of the outstanding shares of Common Stock based on the 17,278,907 shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009 plus 1,100,006 shares issuable upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by the Reporting Persons and 175,866 shares issuable upon exercise of the Warrants owned by the Reporting Persons.

If the remaining balance of the 2012 Notes becomes convertible due to a failure of the Company to pay, within 15 days of July 15, 2009, the next installment for the repurchase of the 2012 Notes (and assuming no other changes in the Reporting Persons’ securities ownership in the Issuer), if deemed a “group” within the meaning of Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons would be deemed the beneficial owner of an aggregate of 2,205,972 shares of Common Stock (including 778,389 shares issuable upon conversion of the 2012 Notes owned by the Reporting Persons, 1,100,006 shares issuable upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by the Reporting Persons and 175,866 shares issuable upon exercise of the Warrants), or 11.4% of the outstanding shares of Common Stock based on the 17,278,907 shares of Common Stock reported by the Issuer as outstanding as of May 12, 2009 plus 778,389 shares issuable upon conversion of the 2012 Notes (in the event the next repurchase installment for the repurchase of the 2012 Notes due on July 15, 2009 is not paid within 15 days of when the payment is due), 1,100,006 shares issuable upon conversion of the 2009 Notes and in payment of accrued but unpaid interest thereon at May 31, 2009 owned by the Reporting Persons and 175,866 shares issuable upon exercise of the Warrants.

CUSIP No. 025334103	13G	Page 17 of 18 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification And Classification of Members of The Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 025334103	13G	Page 18 of 18 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2009

RFT Investment Company, LLC		St. James Capital, L.L.C.
By:	/s/ Donald P. Carson	By:	/s/ R. Randall Rollins
Name: Donald P. Carson Title: Secretary/Treasurer of LOR, Inc., its Manager		Name: R. Randall Rollins Title: Member

RCTLOR, LLC
/s/ R. Randall Rollins		By:	/s/ Donald P. Carson
R. Randall Rollins		Name: Donald P. Carson Title: Secretary/Treasurer of LOR, Inc., its Managing Member

RRR December Partnership, L.P.
/s/ R. Randall Rollins		By:	/s/ R. Randall Rollins
Grace R. Rollins By: R. Randall Rollins, attorney-in-fact		Name: R. Randall Rollins Title: Trustee of the 1994 RRR Voting Trust, its Managing General Partner

GWR December Partnership, L.P.		GIA Partners, L.P.
By:	/s/ Gary W. Rollins	By:	/s/ Gary W. Rollins
Name: Gary W. Rollins Title: Trustee of the 1994 GWR Voting Trust, its Managing General Partner		Name: Gary W. Rollins Title: CEO of GIA Management Company, LLC, its General Partner

RADIC, L.L.C.		Rollins Investment Fund
By:	/s/ Gary W. Rollins	By:	/s/ R. Randall Rollins
Name: Gary W. Rollins Title: Manager		Name: R. Randall Rollins Title: Partner

The O.Wayne Rollins Foundation
By:	/s/ Gary W. Rollins
Name: Gary W. Rollins Title: Trustee